

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 22, 2009

Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bankshares, Inc.
P.O. Box 1128
Abingdon, VA 24212-1128

> **Re:** **Highlands Bankshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2008**
> **File No. 000-27622**

Dear Mr. Neese:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

William C-L Friar
Senior Financial Analyst